11/06/2023 /s/ Punit Dhillon

SKYE BIOSCIENCE, INC. CERTIFICATE OF AMENDMENT Exhibit A The Corporation shall have the authority to issue an aggregate of one hundred million, two hundred thousand (100,200,000) shares of capital stock, par value $0.001 per share, consisting of (a) one hundred million (100,000,000), shares of common stock, par value $0.001 per share (the “Common Stock”) and (b) two hundred thousand (200,000) shares of preferred stock, par value$0.001 per share (the "Preferred Stock")."